SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

SUMMARY OF DECISION NO. 051/2016

MINUTES OF THE 745TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ No. 00001180/0001-26

I hereby certify, for all intents and purposes, that on April 6, 2016, the Board of Directors of Centrais Elétricas Brasileiras S.A.  (Eletrobras) was called to express its opinion via email in regard to the order of the day. WAGNER BITTENCOURT DE OLIVEIRA, Chairman of the Board, and Board Members JOSÉ DA COSTA CARVALHO NETO, LUIZ EDUARDO BARATA FERREIRA, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, JAILSON JOSÉ MEDEIROS ALVES, SAMUEL ASSAYAG HANAN, PRICILLA MARIA SANTANA, WALTER MALIENI JUNIOR and JOÃO ANTONIO LIAN, expressed their views. ORDER OF THE DAY: DEL-051/2016. Advance for Future Capital Increase from the Federal Government in Eletrobras. RES-205, of 4/6/2016. The Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras), in the exercise of its powers, endorsing the decision of the Board of Executive Officers, and consolidated Report to the Board of Executive Officers No. DF-054, of April 6, 2016, DECIDED to: 1. Authorize that the controlling shareholder, the Federal Government, be requested to confer an Advance for Future Capital Increase totaling BRL 1 billion; 1.1. Determine that these funds be allocated to cover planned capital expenses in the budget of the Eletrobras Holding Company, with its final allocation at the discretion of the Company's Board of Directors, through a proposal from the Board of Executive Officers of Eletrobras, it being prohibited to transfer these funds, under any circumstances, to the distribution companies of Eletrobras; 2. Approve referral of the proposal to review the Global Expenditure Program (PDG 2016) of Eletrobras, for inclusion of the effects arising from this decision; 2.1 Determine that the Budget Planning Department adopt the necessary measures to review the PDG 2016 of Eletrobras; 3 Determine that the PGG adopt measures, within its authority, with the Department of Coordination and Governance of State-Run Companies for conversion of the Advance for Future Capital Increase into capital increase, according to the applicable laws; and 4. Determine that the General Secretariat adopt the necessary measures to comply with this Decision. The other decisions made in this meeting were not included in this certificate, since they corresponded to mere internal interests of the Company, a legitimate precaution, based on the Management's duty to secrecy, in accordance with the "heading" of Article 155 of Law No. 6404 (Law of Corporations), and thus were outside the scope of the norm contained in paragraph 1 of Article 142 of the said Law.

Rio de Janeiro – April 6, 2016

MARIA SILVIA SAMPAIO SANT’ ANNA
Board Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.